

Mail Stop 3233

September 18, 2017

Via E-Mail
John G. Murray
President and Chief Operating Officer
Hospitality Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458

>   **Re: Hospitality Properties Trust**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed March 1, 2017**
>   **Definitive Proxy Statement Filed April 24, 2017**
>   **File No. 1-11527**

Dear Mr. Murray:

We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Definitive Proxy Statement Filed April 24, 2017

Related Person Transactions, page 36

1.   We note your discussion of the incentive fee that may be earned by RMR, both here and in note 7 to your financial statements in your Form 10-K. In future Exchange Act periodic reports, please consider expanding your discussion of the incentive fee paid to RMR to illustrate how you calculated the fee. For example, explain the nature of any adjustments to the total shareholder return of the company or the SNL U.S. REIT Hotel Index. In addition, clarify if "total shareholder return" for purposes of your incentive fee calculation differs from "total shareholder return" presented in your performance graph.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 or me at (202) 551-3215 with any questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities